Project details

# CONVERSION HOUSING

TRANSFORMING HOTEL/MOTELS TO AFFORDABLE HOUSING



- Regulation A offering seeking investments to acquire 140 room Hotel in Grand Junction Colorado to convert into 121 Luxury Apartments
- Acquiring asset at **less than 100k** per apartment
- Grand Junction has seen 6% Annual Rent Growth 98% Occupancy Rate in last 5 years with avg rent price of $1262.
- Amenities include swimming pool, fitness center, gazebo and demonstration kitchen.
- **Investment Summary**
- Equity Raise - $4,000,000
  Expected term of investment: 1-3 years
- Appraised at over $14,500,000 prospective value upon completion of conversion and stabilization, according to appraisal by Colliers International Valuation & Advisory services, dated May 29, 2024, Colliers File# DEN240298

Track the progress of conversion and your investment through an online dashboard. We market property to maximize sales price and accept highest bid and distribute funds 30 days after property close.

## 718 Horizon Dr. Grand Junction CO 81506





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Minimum investment $5000

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THIS IS A SOLICITATION OF INTEREST. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS QUALIFIED, AND ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ITS ACCEPTANCE GIVEN AFTER THE QUALIFICATION DATE; AND A PERSON’S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND..